EXHIBIT 99.1

Golar LNG Dividend Information

Hamilton, Bermuda, Aug. 31, 2016 (GLOBE NEWSWIRE) -- Reference is made to the second quarter 2016 report released on August 31, 2016. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on September 12, 2016. The record date will be September 14, 2016 and the dividend will be paid on or about October 3, 2016.

Golar LNG Limited
Hamilton, Bermuda
31 August, 2016